ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

Gary E. Brooks

T +1 202 508 4876

   gary.brooks@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Access Income Fund

File Nos. 333-260155 and 811-23749

Dear Ms. Dubey:

On behalf of PIMCO Access Income Fund (the “Fund”), we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on December 9, 2021 on Pre-Effective Amendment No. 1, dated November 24, 2021, to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Staff previously provided comments on the Fund’s initial registration statement filing on November 4, 2021, to which we provided responses in correspondence filed on EDGAR and submitted to the Staff on November 24, 2021 (the “Prior Response Letter”). Any disclosure changes described in the below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Registration Statement, to be filed on or about December 13, 2021, or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given to them in the Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

PROSPECTUS

Cover Page

1.

Comment: We note that the Fund removed the reference to “collateralized loan obligations” (“CLOs”) and “residual or equity tranches” of mortgage-related and other asset-backed instruments from “Portfolio Contents” on the cover and in the Prospectus Summary, but investing in these instruments continues to be disclosed as principal risks of the Fund. Please consider replacing these deleted references or explain why they should not be disclosed as principal investment strategies.

Response: Although the Fund considers investing in these instruments to be principal investment strategies of the Fund, the Fund removed such references in response to a prior Staff comment requesting the Fund to further summarize these sections of the Prospectus. However, in response to this Comment, the Fund has added the reference to CLOs, residual and equity tranches and certain other instruments to the Prospectus Summary.

2.	Comment: Please revise the disclosure on page iii of the cover that begins “When such property level debt is not recourse to the Fund…” and continues through the remainder of the paragraph as follows:

When such property level debt is not recourse to the Fund and the entity holding such debt was not formed for the purpose of avoiding the 1940 Act limitation on leverage, the Fund will not treat such borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless (i) the entity holding such debt is a wholly-owned or majority owned subsidiary of the Fund (which excludes shared control arrangements where the consents of both the Fund and another party are required for material decisions) or (ii) the financial statements of the entity holding such debt will be consolidated in the Fund’s financial statements.

Response: The Fund does not currently intend to invest in the types of real estate contemplated by the referenced disclosure and therefore has removed such disclosure from the Registration Statement.

3.

Comment: Revise the disclosure in the Registration Statement so that “Subsidiary” is defined to include “wholly owned or majority owned” subsidiaries, and use the defined term “Subsidiary” when discussing subsidiaries throughout the Registration Statement.

Response: The Fund has defined “Subsidiary” to include only “wholly-owned subsidiaries” and will use such term throughout the Registration Statement. The Fund confirms that it does not currently intend to create, form or sponsor any entity for investment purposes other than wholly-owned subsidiaries.[1]

4.	Comment: Disclose that the Fund will not invest in any pooled vehicles in an amount greater than 25% and less than a majority.

Response: The Fund respectfully declines to make such confirmation, as there may be times when the Fund holds more than a 25% interest of an entity (and less than a majority) due to a variety of investment purposes, including, among other scenarios, passive receipt

1 For the avoidance of doubt and this confirmation notwithstanding, although not currently contemplated, the Fund may use tender option bond trusts as described in its Statement of Additional Information and consistent with industry practice even if such trusts may not be viewed as wholly-owned subsidiaries.

of interests in connection with a restructuring. However, the Fund otherwise commits to only using Subsidiaries as defined in response to Comment 3 above.

5.	Comment: Please confirm that the Fund’s references to subsidiaries in response to Comment 12 of the Prior Response Letter include both wholly-owned and majority-owned subsidiaries.

Response: Please see response to Comment 3 above. Except as otherwise modified by the Fund’s responses herein, the Fund reaffirms its responses to Comment 12 in the Prior Response Letter, which used the defined term “Subsidiary,” defined as any wholly-owned subsidiary.

6.	Comment: Please confirm that the financial statements of each Subsidiary will be consolidated with those of the Fund.

Response: In general, the Fund will look to U.S. Generally Accepted Accounting Principles, Regulation S-X and other applicable accounting guidance to determine whether to consolidate the financial statements of an entity with its own financial statements. However, the Fund confirms that it generally expects to consolidate the financial statements of any Subsidiary with those of the Fund unless applicable accounting guidance clearly requires otherwise.

7.

Comment: In response to comment 12.e of the Prior Response Letter, the Fund notes that, for purposes of the response, “the Board of Trustees of the Fund, rather than the board of directors of a Wholly-Owned Subsidiary, if different, will be responsible for taking any actions or fulfilling any obligations under Section 15 of the 1940 Act with respect to the Wholly-Owned Subsidiary’s investment management agreement.” Please confirm that, if the investment manager of the Fund and Subsidiary are the same, the review of the Fund’s and Subsidiary’s investment management agreements will be combined for purposes of the Fund’s Board of Trustee’s consideration of such agreements under Section 15 of the 1940 Act.

Response: The Fund so confirms.

8.

Comment: Please confirm that a Subsidiary’s management fee (including any performance fee), if any, will be included in the “Management Fee” line item of the fee table and a Subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table.

Response: The Fund so confirms; provided, however, that if the Fund’s investment manager charges the Subsidiary a management fee but agrees to waive such fee in its entirety for so long as the investment management agreement with the Subsidiary is in place and such waiver may not otherwise be terminated by the investment manager, then such management fee would be disclosed in a footnote to such table and would not be reflected in the line items of annual expense table.

9.	Comment: Please revise the Prospectus and Statement of Additional Information to define the term “Subsidiary” the first time that it is used.

Response: The requested change has been made.

10.

Comment: The “Portfolio Contents - Principal Investment” section indicates that the Fund may invest directly or indirectly in U.S. and non-U.S. real estate investments. Please state supplementally whether the reference to non-U.S. real estate investments includes emerging markets real estate investments. If so, please add clarifying disclosure reflecting so and confirm that the Fund has adequate, corresponding risk disclosure regarding emerging markets real estate investments.

Response: The Fund has added disclosure to this section (which has otherwise been revised per Comment 2 above) clarifying that it includes emerging markets. The Fund believes its existing disclosure regarding its limitations on investing in emerging markets and its existing emerging markets risk disclosure is sufficient. The Fund respectfully directs the staff to the disclosure in “Principal Risks of the Fund - Foreign (Non-U.S.) Investment Risk” and “Principal Risks of the Fund - Emerging Markets Risk”.

11.

Comment: The Prior Response Letter notes, in response to Comment 17, that the Fund “may invest in shares of other investment companies that are unregistered investment companies as a part of its principal investment strategies, including real estate-related investment companies that are not registered investment companies and rely on exemptions from registration as such found in Section 3(c) of the 1940 Act.” Please disclose that the Fund may invest in real estate-related investment companies that are not registered investment companies and the specific exclusion from the definition of “investment company” in Section 3(c) on which these companies rely. Please also disclose that the Fund will limit its investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 to no more than 15% of its net assets in the aggregate, but you may note that such limitation does not apply to CLOs, CDOs, asset backed issuers and similarly structured vehicles.

Response: In response to the Staff’s comment, the following disclosure has been added:

The Fund may invest in pooled investment vehicles other than registered investment companies that rely on exemptions from registration pursuant to Section 3(c) of the 1940 Act, including, for example, real estate-related companies relying on Section 3(c)(5)(C). To the extent required by SEC guidance at the time of investment, the Fund will not invest more than 15% of its net assets in pooled investment vehicles that would be investment companies, as defined in Section 3 of the 1940 Act, but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, provided, however, that such limitation does not apply to CLOs, CBOs and other CDOs, asset backed issuers and other structured vehicles that would not typically be considered private investment funds.

12.	Comment: We note that the Registrant removed disclosure regarding Regulation S securities from the Prospectus Summary, but Regulation S Securities Risk continues to be disclosed as a principal risk of the Fund. Please consider replacing this deleted reference to Regulation S securities.

Response: Although the Fund considers investing in these instruments may be principal investment strategies of the Fund, the Fund removed such references in response to a prior Staff comment requesting the Fund to further summarize this section of the Prospectus. However, in response to this Comment, the Fund has added the reference to Regulation S securities back to the Prospectus Summary.

13.

Comment: In “Portfolio Contents – Principal Investments”, the disclosure states, “[t]he Fund will treat a Wholly-Owned Subsidiary’s assets as assets of the Fund for purposes of determining compliance with the various provisions of the 1940 Act applicable to the Fund…” Please revise the referenced disclosure to apply to both wholly-owned and majority-owned subsidiaries.

Response: Please see the response to Comment 3 above. The disclosure has been revised to apply to “Subsidiaries,” as defined above in response to Comment 3.

14.

Comment: The Prior Response Letter notes, in response to Comment 25, that the Fund “believes that it would be appropriate to treat senior securities issued by a special purpose entity “SPE” as a senior security of the Fund where (i) the Fund has sole majority control over the governance of the SPE (which excludes shared control arrangements where the consents of both the Fund and another party are required for material decisions) or (ii) the financial statements of the SPE entity holding such debt will be consolidated in the Fund’s financial statements, in which case, the Fund will comply with Sections 18(a)(1) and 18(c) of the 1940 Act with respect to any notes that are deemed senior securities under those provisions.” Please supplementally confirm that the SPEs referred to in this Comment would be Subsidiaries for purposes of these Comments and Responses and the treatment of the Fund’s Subsidiaries.

Response: The Fund does not currently intend to securitize loans or other assets, so the referenced disclosure has been removed.

15.

Comment: In the “Leverage” section of the Prospectus Summary, the Fund notes that “Property level debt would generally be incurred by operating entities held by the Fund or by joint ventures entered into by one of the Fund’s operating entities and secured by real estate owned by such operating entities or joint ventures.” If “operating entities” are “subsidiaries” (as defined), please replace the term with “Subsidiaries.”

Response: The referenced disclosure has been removed, consistent with the Fund’s response to Comment 2 above.

16.

Comment: If the Fund expects to establish a REIT Subsidiary within one year of the effective date of the registration statement, please confirm that the estimated tax expenses of such REIT Subsidiary will be reflected in the fee table.

Response: The references to REIT Subsidiaries have been removed, consistent with the Fund’s response to Comment 2 above.

17.

Comment: In the “Portfolio Contents” section of the Prospectus, the Fund notes that it may invest in for-sale and for-rent housing, office, hotel, retail and industrial investments. Please add corresponding risk disclosure to the “Portfolio Contents” section of the Prospectus.

Response: The referenced disclosure has been removed, consistent with the Fund’s response to Comment 2 above.

18.

Comment: In the “Use of Leverage” section of the Prospectus, the Fund notes that “Property level debt would generally be incurred by operating entities held by the Fund or by joint ventures entered into by one of the Fund’s operating entities and secured by real estate owned by such operating entities or joint ventures”. If “operating entities” are “subsidiaries” (as defined), please replace the term with “subsidiaries”.

Response: The referenced disclosure has been removed, consistent with the Fund’s response to Comment 2 above.

STATEMENT OF ADDITIONAL INFORMATION

19.

Comment: In the “Subsidiaries and Affiliates” section of the Statement of Additional Information, the disclosure states, “[t]he Fund will treat a Wholly-Owned Subsidiary’s assets as assets of the Fund for purposes of determining compliance with the various provisions of the 1940 Act applicable to the Fund…” Please revise the referenced disclosure to apply to both wholly-owned and majority-owned subsidiaries.

Response: Please see the response to Comment 3 above. The disclosure has been revised to apply to “Subsidiaries,” as defined above in response to Comment 3.

20.

Comment: Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

Response: As an initial matter, given the Fund’s anticipated investment exposure, the Fund’s investment in private activity municipal securities, if any, is currently expected to be small. To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. This approach is consistent with the Fund’s disclosures regarding the treatment of municipal bonds for purposes of the Fund’s industry concentration restrictions (i.e., the Fund discloses that “tax-exempt municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities and repurchase agreements collateralized by any of the foregoing obligations are not subject to the Fund’s industry concentration policy”).

PART C – OTHER INFORMATION

Item 34. Undertakings

21.	Comment: Please remove Undertaking number five, which is not applicable to the Fund at this time.

Response: The requested change has been made.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 508-4876 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Gary E. Brooks

Gary E. Brooks

cc:  Wu-Kwan Kit, Esq.

Timothy A. Bekkers, Esq.

David C. Sullivan, Esq.

Nathan Briggs, Esq.

Jordan Shapiro, Esq.